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January 5, 2001

VIA EDGAR AND FACSIMILE

Owen Pinkerton, Esq.
Staff Attorney
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  MindArrow Systems, Inc.
     Registration Statement on Form S-1 (Registration No. 333-52932)

Dear Mr. Pinkerton,

The purpose of this letter is to amend the Registration Statement on Form S-1 (Registration No. 333-52932) filed by MindArrow Systems, Inc. with the Securities and Exchange Commission on December 29, 2000 to include the following inadvertently omitted language:

"The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine."

Thank you for your assistance in this matter.

Very truly yours,

MindArrow Systems, Inc.

By:/s/ MICHAEL R. FRIEDL
   ______________________
   Michael R. Friedl
   Chief Financial Officer